SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-8519

BROADWING
RETIREMENT SAVINGS PLAN

BROADWING INC.
201 East Fourth Street
Cincinnati, Ohio 45202

BROADWING RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Report of Independent Accountants

Financial Statements:

Statements of Net Assets Available for Benefits as of December 30, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 30, 2001

Notes to Financial Statements

Signature

Exhibits:

Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Administrator of
the Broadwing Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Broadwing Retirement Savings Plan (the “Plan”) at December 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 14, 2002

BROADWING RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 30, 2001 AND 2000

($ IN THOUSANDS)

	2001	2000
Assets:
Plan interest in Broadwing Retirement
Savings Plans Master Trust	$174,561	$—
Investments at fair value	—	215,447
Total Investments	174,561	215,447

Employer contributions receivable	242	98

Employee contributions receivable	547	261

Other receivables	79	—

Total Receivables	868	359

Net Assets Available for Benefits	$175,429	$215,806

See Notes to Financial Statements.

BROADWING RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2001
($ IN THOUSANDS)

Net Assets Available for Benefits as of December 30, 2000	$215,806

Additions:

Employee contributions	18,858
Employer contributions	8,169

Total contributions	27,027

Investment income from Plan interest in Broadwing Retirement Savings Plans Master Trust:
Dividends	1,477
Interest	1,109

Asset Transfers:
Merger of Broadwing Communications Inc. 401(k) Plan	32,274
Transfers from other Company-sponsored plans and other transfers in, net	612

Total Additions	62,499

Deductions:

Benefits paid to participants	36,578
Net depreciation of investments	66,281
Administrative and other expenses paid by the Plan	17

Total Deductions	102,876

Net decrease in Assets Availiable for Plan Benefits	(40,377)

Net Assets Available for Benefits as of December 30, 2001	$175,429

See Notes to Financial Statements.

BROADWING RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1)  Plan Description and Accounting Policies

a.               General:  The Broadwing Retirement Savings Plan (the “Plan”) is sponsored by Broadwing Inc. (the “Company” or “Broadwing”) and administered by the Company’s Employees’ Benefit Committee.

                                                As of December 30, 2001, the Plan was, subject to certain exceptions, available to salaried employees of the Company, Cincinnati Bell Telephone Company and Cincinnati Bell Public Communications Inc. which are subsidiaries of the Company, and to salaried and hourly employees of various other subsidiary corporations of the Company, including Broadwing Communications Inc., Cincinnati Bell Any Distance Inc. (“CBAD”), Cincinnati Bell Directory, Cincinnati Bell Telecommunications Services Inc., Cincinnati Bell Wireless LLC and Zoomtown.com Inc.  Notwithstanding the foregoing, certain persons who might be considered part of the above classes of employees are not eligible for the Plan (including but not limited to co-op students, interns, job bank employees and contingency employees).  Employees who are eligible for the Plan under the Plan’s rules are called “eligible employees” in this report.

                                                The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (“the Code”), and the Employee Retirement Income Security Act of 1974, as amended.

                                                The financial statements of the Plan are prepared under the accrual method of accounting.

                                                The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30.  The Plan’s trustee during the plan year that ended December 30, 2000 (the “2000 plan year”) and the first two days of the plan year that ended December 30, 2001 (the “2001 plan year”) was T. Rowe Price.  On January 2, 2001, the Plan’s trustee became Fidelity Management Trust Company (together with its affiliates, “Fidelity”) and all Plan assets were transferred to the new trustee.

                                                These notes provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these notes and the Plan documents, the Plan documents shall control.  Eligible employees must refer to the Plan documents and to the Plan’s summary plan description for details of the Plan.

b.              Broadwing Retirement Savings Plans Master Trust:  At December 30, 2001, the Plan’s investments were held by the Broadwing Retirement Savings Plans Master Trust (the “Master Trust”).  At December 30, 2000, the Plan’s investments were held by the Plan.  The Master Trust holds only the assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan (an additional plan sponsored by the Company).

The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan (the “Participating Plans”).  Master Trust assets are allocated to the Participating Plans by assigning those transactions (primarily contributions, participant loan transactions and benefit payments) to each plan, which can be specifically identified to that Participating Plan.  Net investment income, gains and losses and expenses resulting from the collective investment of the assets are allocated to the Participating Plans in proportion to the fair value of the assets allocated to the Participating Plans.

As of December 30, 2001, the Plan’s percentage interest in the Master Trust was 62.9%.  The following table presents the fair value of the investments held by the Master Trust in which the Plan participates, but it does not indicate the Plan's interest in each class of investments shown ($ in thousands):

December 30,
2001
Mutual Funds	$128,300
Common Shares of the Company	57,941
Common Shares of Convergys Corporation	85,273
Loans to participants	5,800
Net Assets Available to Participating Plans	$277,314

c.               Employee Contributions:  The Plan generally permits each eligible employee to elect to contribute to the Plan, in before-tax and after-tax dollars, any amount that is a whole percent (up to 16%) of his or her compensation (as defined in and subject to the rules of the Plan).  An eligible employee’s compensation for each plan year is only considered under the rules of the Plan up to a certain legal limit which was approximately $170,000 and $160,000 for the plan years ending December 30, 2001 and 2000, respectively.

The amount of a Participant’s before-tax contributions to the Plan for any calendar year cannot in any event exceed a legal limit of $10,500 for both 2001 and 2000.  Other legal nondiscrimination tests which could have limited the amount of savings contributions made by certain highly compensated eligible employees did not apply to the Plan during the 2001 plan year due to changes made in the design of the Plan during the 2000 plan year.

The savings contributions made by an eligible employee to the Plan are allocated to an account of the employee under the Plan.  An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her own savings contributions (his or her “Savings Account”).

An eligible employee can specify the manner in which his or her Savings Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to change the funds to which future savings contributions are allocated and/or transfer amounts held under his or her Savings Account from one fund to another.

An eligible employee is generally not subject to federal income tax on the amount of his or her before-tax contributions to the Plan or on the Plan’s earnings that are allocated to his or her Savings Account until and to the extent he or she receives such amounts from the Plan.  Upon receipt of funds from the Plan, a participant may then be able in certain circumstances to defer such tax further by rolling the funds over to an individual retirement account or annuity (an “IRA”) or another employer plan that accepts the rollover.

d.              Employer Contributions:  For employers whose employees participate in the Plan (“the Employers”), matching contributions to the Plan are made for any eligible employee in an amount equal to the sum of: (i) 100% of the portion of the employee’s before-tax and after-tax savings contributions to the Plan for such pay day that are not in excess of 3% of his or her plan compensation for such pay day and (ii) 50% of the portion of his or her before-tax and after-tax savings contributions to the Plan for such pay day that are in excess of 3% but not in excess of 5% of the employee’s plan compensation for such pay day.  Such matching contributions are generally made on a bi-weekly basis under the current policies of the Employers, and must be made at a minimum on a monthly basis and could be pre-funded.

Certain legal limits on the maximum amount of contributions that can be made by and for an eligible employee with respect to any plan year may apply.  In addition, another legal nondiscrimination test that could have limited the amount of matching contributions made for certain highly compensated eligible employees did not apply to the Plan during the 2001 plan year due to changes made in the design of the Plan during the 2000 plan year.

The Employers’ matching contributions made to the Plan for an eligible employee are allocated to the account of the employee under the Plan.  In general, an eligible employee is fully vested in the part of his or her Plan account that is attributable to the matching contributions made on his or her behalf (his or her “Matching Account”) if he or she completes one hour of service on or after December 31, 2000 or is credited with at least five years of vesting service under the Plan (or three years in the case of CBAD employees).  However, an eligible employee may become vested in his or her Matching Account in certain other situations, including if he or she continues to be employed by the Employers after attaining age 65, if he or she terminates employment with the Employers by reason of his or her total disability or death, if he or she began work for the Employers before 1994 or in certain other situations.

Effective with the 2001 plan year, the Company may determine, at its sole discretion, whether an additional amount shall be contributed by the Employers to the Plan and, if so, the amount of such contribution.  This contribution (referred to as a “Discretionary Nonelective Contribution”) shall be determined based on the extent it is deductible to the Employers under section 404(a)(3) of the Code for the Employers’ tax year in which the plan year ends.

Any Discretionary Nonelective Contribution that is made to the Plan by the Employers shall be allocated to eligible employees who are defined as such on the last day of the plan year and deposited to his or her “Nonelective Account.”  An eligible employee’s allocation shall be equal to the product obtained by multiplying the amount of such contribution by a fraction having a numerator equal to such eligible employee’s compensation for the plan year and a denominator equal to the total compensation for all such employees.  An eligible employee’s Nonelective Account is generally fully vested at all times.

An eligible employee’s Matching and/or Discretionary Nonelective Accounts shall be invested in the available funds under the Plan in the same manner as contributions to his or her Savings Account are invested.

An eligible employee is generally not subject to federal income tax on the amount of the matching and/or discretionary nonelective contributions made to the Plan on his or her behalf or on the Plan’s earnings that are allocated to his or her Matching and/or Discretionary Nonelective Accounts until and to the extent he or she receives such amounts from the Plan.  Upon receipt of matching or discretionary funds, the participant may then be able in certain circumstances to defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover.

e.               Rollovers:  An eligible employee may, under the current provisions of the Plan, cause a rollover to be made to the Plan from another employer’s tax-qualified savings, profit sharing or other employer plan of a distribution the employee is entitled to receive from such other plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any such rollover contributions made to the Plan by an eligible employee are allocated to the account of the employee under the Plan.  An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her rollover contributions (his or her “Rollover Account”).

An eligible employee can specify the manner in which his or her Rollover Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to transfer amounts held under his or her Rollover Account from one fund to another.

An eligible employee is generally not subject to federal income tax on the amount of his or her rollover contributions to the Plan or on the Plan’s earnings that are allocated to his or her Rollover Account until and to the extent he or she receives such amounts from the Plan.  Upon receipt of the rollover funds, the participant may then be able in certain circumstances to defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover.

f.                 Distributions to Participants:  An eligible employee may receive all or a portion of his or her account under the Plan while he or she is employed by the Employers only in certain circumstances.

In general, an eligible employee can withdraw for any reason (1) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions as to which no matching contributions were made by the Employers, (2) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made before the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers, (3) the entire portion of his or her Rollover Account, (4) the portion of his or her Matching Account attributable to matching contributions made before the plan year of the withdrawal and the two immediately preceding plan years (provided the employee is vested in his or her Matching Account), (5) the portion of his or her Discretionary Nonelective Account attributable to discretionary nonelective contributions made before the plan year of the withdrawal and the two immediately preceding plan years (provided the employee is vested in his or her Discretionary Nonelective Account) and (6) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made for the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers (except that, if he or she withdraws any amount described in clause (6), he or she will be suspended from making savings contributions to the Plan for six months and, unless the employee has attained age 65, completed one hour of service on or after December 31, 2000,  has been credited with at least five years of vesting service under the Plan or began work for the Employers before 1994, he or she will generally forfeit his or her Matching Account).

Further, an eligible employee can withdraw amounts from the portion of his or her Savings Account that are attributable to his or her before-tax savings contributions (not including earnings on such contributions that have been allocated to such account after December 31, 1998) if the withdrawal is required by reason of the employee’s hardship situation, which meets the rules set forth in the Plan that concern hardship withdrawals, or if the eligible employee has reached the age of 59½.

Other than for the above-described in-employment withdrawals, the distribution of an eligible employee’s account under the Plan will generally occur only after the employee has terminated his or her employment with the Employers for any reason, including a retirement, discharge, quit, disability or death.  Only the portion of the employee’s account under the Plan in which he or she is vested may be distributed; the non-vested portion of such account is forfeited in accordance with rules set forth in the Plan.

g.              Employee Loans: Loans are available from the Plan to eligible employees under the current provisions and policies of the Plan.  Loans are subject to several conditions, certain of which are described below.

An eligible employee cannot have more than two outstanding loans from the Plan at any time.

The minimum amount of any loan to an eligible employee from the Plan is $1,000, while the maximum amount of such a loan cannot exceed the lesser of (1) 50% of the vested balance of the employee’s account under the Plan (exclusive of the amounts attributable to the employee’s savings contributions which were matched to some extent for the plan year of the loan and the two immediately preceding plan years, the matching contributions of the Employers made for his or her behalf with respect to the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the employee’s before-tax savings contributions to the Plan) or (2) $50,000 (reduced by the highest outstanding balance of loans made to the employee from the Plan and other plans of the Employers during the one year period ending on the day before the new loan is made).

The Company’s Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to an eligible employee, which must be a reasonable rate of interest.  In general, a loan rate is based on the interest rate or rates used on commercial loans which are comparable in risk and return to the subject loan at the time the loan is made.  During the plan year ending December 30, 2001 and the immediately preceding plan year, interest rates on loans made under the Plan varied between 6.5% and 10.5% per annum.

In general, any loan to an eligible employee must be repaid through payroll deductions and be collateralized by the employee’s account under the Plan.  The minimum term of any loan from the Plan to an eligible employee is 6 months, and the maximum term of a Plan loan is 60 months.

h.              Investments:  There are currently, and were on December 30, 2001, eighteen investment funds available for the investment of future contributions under the Plan: the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity International Growth & Income Fund, the Fidelity Mid-Cap Stock Fund, the Fidelity Freedom 2020 Fund, the Fidelity Managed Income Portfolio II, the Fidelity U.S. Bond Index Fund, the Fidelity U.S. Equity Index Commingled Pool Fund, the INVESTCO Dynamics Fund, the INVESTCO Small Company Growth Fund, the Janus Fund, the Managers Special Equity Fund, the Strong Opportunity Fund, the American Europacific Growth Fund, the American Fundamental Investors Fund, the T. Rowe Price Value Fund, the J.P Morgan U.S. Small Company Fund and the Broadwing Inc. Common Stock Fund.

In addition, during the 2001 and 2000 plan years, the Plan invested in a Convergys Corporation Common Stock Fund, which reflects common shares of Convergys Corporation (“Convergys”) that were received by the Plan due to the Company’s distribution of Convergys shares as of December 31, 1998.  Eligible employees who have interests in the Convergys Corporation Common Stock Fund may transfer the balances they have in such fund to other funds available under the Plan but cannot transfer or direct future contributions made by or for their behalf to the Convergys Corporation Common Stock Fund.

Each fund investment of the Plan is quoted in shares.  Such shares generally represent the net asset value of shares in the applicable mutual or other fund.

The values of the Plan’s investments held in the Master Trust on December 30, 2001 were determined as follows:  share value of the Broadwing Inc. Common Stock Fund and Convergys Corporation Common Stock Fund, on the basis of the last published sales price on December 30, 2001 on the New York Stock Exchange; shares in the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity International Growth & Income Fund, the Fidelity Mid-Cap Stock Fund, the Fidelity Freedom 2020 Fund, the Fidelity Managed Income Portfolio II, the Fidelity U.S. Bond Index Fund, the Fidelity U.S. Equity Index Commingled Pool Fund, the INVESTCO Dynamics Fund, the INVESTCO Small Company Growth Fund, the Janus Fund, the Managers Special Equity Fund, the Strong Opportunity Fund, the American Europacific Growth Fund, the American Fundamental Investors Fund, the T. Rowe Price Value Fund and the J.P Morgan U.S. Small Company Fund, on the basis of the last published net asset value on December 30, 2001; and loans to participants made by the Plan, at the principal amount owed by the participants on December 30, 2001.

The values of the Plan’s investments held by the Plan on December 30, 2000 were determined as follows: share value of the Broadwing Inc. Common Stock Fund and Convergys Corporation Common Stock Fund, on the basis of the last published sales price on December 30, 2000 on the New York Stock Exchange; shares in the T. Rowe Price Spectrum Income Fund, T. Rowe Price Balanced Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Equity Index Fund, T. Rowe Price Capital Appreciation Fund, T. Rowe Price International Stock Fund, T. Rowe Price New America Growth Fund and any mutual fund held under the T. Rowe Price Broadwing Stable Value Fund, on the basis of the last published net asset value on December 30, 2000; and loans to participants made by the Plan, at the principal amount owed by the participants on December 30, 2000.

As presented in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the value of Plan investments consists of realized gains or losses, and the unrealized appreciation or depreciation, of those same investments.

i.                  Administrative Expenses:  The administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Employers.  However, the Plan permits these expenses to be allocated and charged to each eligible employee’s account based on the proportion that such employee’s account balance under the Plan bears to all account balances under the Plan.

j.                  Forfeitures:  Any amounts forfeited by employees under the Plan are generally valued as of the end of the month in which the event causing the forfeiture occurs and are applied to reduce subsequent contributions of the Employers to the Plan.  During 2001, employer contributions were reduced by $71,000 from forfeited nonvested amounts.

k.               Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits as of the date of the Plan’s financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period.  Actual results could differ from these estimates.

(2)          Amendment or Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time.  In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

(3)          Asset Transfer from Broadwing Communications Inc. 401(k) Plan

On July 24, 2000, the Broadwing Inc. Board of Directors and Compensation Committee adopted a corporate resolution to merge a plan maintained by a subsidiary corporation of the Company, the Broadwing Communications Inc. 401(k) Plan (the “BCI Plan”), with the Plan, as of December 31, 2000.  Between December 31, 2000 and January 2, 2001, assets of the BCI Plan, which totaled $32,274,321, were transferred from the BCI Plan’s trustee, Morgan Stanley Dean Witter, to the Plan’s trustee, Fidelity.

(4)          Investments

As discussed in Note (1)a, effective as of January 2, 2001, all Plan assets and Plan obligations were transferred to the Plan’s new trustee, Fidelity.  Assets of individual funds administered, trusteed and/or advised by the Plan’s former trustee, T. Rowe Price, were transferred into fund options administered, trusteed and/or advised by Fidelity with similar investment strategies.  The following matrix identifies the T. Rowe Price administered, trusteed and/or advised fund option and the corresponding Fidelity administered, trusteed and/or advised fund option:

T. Rowe Price Fund Option	Corresponding Fidelity Fund Option

Stable Value Fund	Fidelity Managed Income Portfolio II
Spectrum Income Fund	Fidelity U.S. Bond Index Fund
Balanced Fund	Fidelity Freedom 2020 Fund
Equity Income Fund	American Fundamental Investors Fund
Equity Index 500 Fund	Fidelity U.S. Equity Index Commingled Pool Fund
Capital Appreciation Fund	Strong Opportunity Fund
International Stock Fund	American Europacific Growth Fund
New America Growth Fund	Fidelity Mid-Cap Growth Fund
Broadwing Inc. Common Stock Fund	Broadwing Inc. Common Stock Fund
Convergys Corp. Common Stock Fund	Convergys Corp. Common Stock Fund

During 2001, investment income and net depreciation (including gains and losses on investments bought and sold as well as held during the year) of the Plan’s investments held by the Master Trust were as follows ($ in thousands):

	Net	Interest and
	Depreciation	Dividends
Mutual Funds	$7,208	$2,586
Common Shares of the Company	45,999	—
Common Shares of Convergys Corporation	13,074	—
	$66,281	$2,586

(5)          Tax Status

The Internal Revenue Service has issued a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code.  Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws and Plan amendments made since receipt of the determination letter.

On February 27, 2002, the Company requested a further determination from the Internal Revenue Service that addresses the effect of recent tax laws and Plan amendments.  As of the date of these financial statements, the Company had not received this determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)          Related Party Transactions

The Plan invests in the Master Trust, and the Master Trust's investments include shares of Broadwing Inc. common stock and shares of mutual funds managed by Fidelity.  Broadwing is the sponsor of the Plan and Fidelity is the Plan’s trustee. Therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to these parties-in-interest for the plan year were not material.

(7)          Concentrations, Risks and Uncertainties

The Master Trust has a significant concentration of investments in Broadwing and Convergys Corporation common stock.  A change in the value of these stocks could cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investment options in money market funds, mutual funds and Broadwing stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

BROADWING RETIREMENT
SAVINGS PLAN

By /s/ Virginia Neill
Virginia Neill
Secretary - Employees’ Benefit Committee

June 27, 2002